January 29, 2026

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW – Request for Withdrawal
Volatility Shares Trust
Post-Effective Amendment No. 36
(Registration Statement File Nos. 333-263619, 811-23785)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of One+One™ S&P 500 and Nasdaq-100® ETF (the “Fund”), Volatility Shares Trust (the “Trust”) submits this application for withdrawal of Post-Effective Amendment No. 36, originally filed with the Securities and Exchange Commission on November 27, 2024 (Accession No. 0001839882-24-041944).

The Trust no longer intends to seek effectiveness of the Fund and no securities of the Fund were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

Volatility Shares Trust

By:	/s/ Justin Young
Justin Young
Trustee, President and Chief Executive Officer (Principal Executive Officer)